DLA Piper US LLP 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Theodore Altman theodore.altman@dlapiper.com T 212.335.4560 F 212.884.8560

June 1, 2007

SENT VIA FED-EX FOR OVERNIGHT DELIVERY
Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Aquila, Inc. (“Aquila”)

Additional Soliciting Material pursuant to Rule 14a-12 of Regulation 14A Filed on February 9, 12, April 4, 5, 9, 16, 19 and 23, 2007 (the “Additional Soliciting Material”) by Pirate Capital LLC, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Thomas R. Hudson Jr. (“Pirate”)

File No.: 001-03562

Dear Mr. Panos,

On behalf of Pirate, we are writing in response to the Staff’s comments on the Additional Soliciting Material in its letter of May 2, 2007. For your convenience, we have repeated the substance of each comment in bold below, along with Pirate’s response thereto further below in plain text. In connection with this letter, please find the filing person statement from Pirate attached hereto as Annex 1.

Rule 14a-12

1. Pirate purports to rely on Rule 14a-12 to solicit stockholders of Aquila to vote against the Merger and to withhold votes from Aquila’s director nominees, but has referenced that future disclosures may be made in a proxy statement “when and if” one is filed. Please be advised Rule 14a-12 was not intended to create another exemption from the proxy rules. As you are aware, Rule 14a-12 is titled, “Solicitation before furnishing a proxy statement.” Parties intending to rely upon Rule 14a-12 in making proxy solicitations may only do so to the extent that they intend to file and disseminate a proxy statement. See Interpretation I.D.3 in the July 2001 Interim Supplement to the Staff’s Telephone Interpretations Manual. Please remove the implication in future filings that Pirate has only reserved the right to file a proxy statement in the future and confirm for us that Pirate fully intends to file a proxy statement. Alternatively, advise us of the exemption from the federal proxy rules upon which Pirate intends to rely to conduct its solicitation.

Mr. Nicholas P. Panos
June 1, 2007

In future filings, Pirate will eliminate “and if” from its 14a-12 filings and not imply that it has only reserved the right to file a proxy statement in the future. Further, Pirate authorized us to confirm that it intends to file a proxy statement.

2. Advise us what steps Pirate is taking to ensure that any solicitation materials that appear on Pirate’s website http://www.badaquiladeal.com are filed on EDGAR. Explain to us the process by which Pirate undertakes to determine whether postings or other material that appears on the website need to be filed under the federal proxy rules. Specifically address the link to the class action complaint in the response to this comment.

Because the term solicitation has been broadly interpreted, Pirate has adopted the policy of filing on EDGAR (pursuant to 14a-12) all of the material that appears on its website. Pirate instituted its class action suit in Delaware Chancery Court on April 16, 2007. The suit concerns the Merger. The complaint is a public filing available in court records but, in all likelihood, is only accessed by a few investors. The website made the complaint available to all investors on the same date that it was filed in Delaware Chancery Court. In light of the Staff’s comment, Pirate has reviewed its policies and will require that any further filings be subject to prior review and approval by counsel.

Rule 14a-9

3. On or about April 4, 2007, Pirate posted on its website and filed with the SEC a series of slides titled “Aquila, Inc. Shareholder Perspective.” These slides appear to have contained unsupported assertions and allegations. Please provide us with support for the following statements:

(a) “Further the additional $42.3 million, or $.11 per share, in proceeds from the Kansas electric properties sale provides previously undisclosed incremental value; however, under the [Great Plain] Transaction, only 27% of such value would be realized by [Aquila] shareholders.” (Slide 2; Executive Summary)

Pirate’s statement that Aquila stockholders will realize only 27% of the $42.3 million working capital adjustment seems to assume the Kansas electric sale (including the working capital adjustment) was not considered in determining the merger consideration.

Based on Aquila’s published information, Pirate understood that the Merger price was in part based on the proceeds Aquila was to receive for the sale of its Kansas electric properties. The Merger was announced on February 6, 2007. At that time, Aquila’s disclosures described the Kansas electric sales price as $249.7 million, subject to a working capital adjustment at closing. The proceeds of the Kansas electric sale were not described in any of Aquila’s disclosures concerning the Merger and it was not until April 2, 2007 that Aquila disclosed that the Kansas assets were sold for $292 million. Based on these Aquila disclosures, Pirate viewed $249.7 million as the amount Aquila factored into its Merger negotiations. There is nothing in Aquila’s disclosures that indicates that the working capital adjustment was factored in at the time the Merger price was determined. The reference to 27% relates to the post Merger ownership of Aquila shareholders, which, assuming that the Merger is consummated, will result in the shareholders of Great Plains enjoying approximately 73% of the incremental value, while Aquila’s shareholders will only get 27% of such value.

Mr. Nicholas P. Panos
June 1, 2007

(b) “A range of alternatives to the [Great Plains] Transaction, which based on disclosure have been largely unexplored by Aquila’s management, Board of Directors, and their respective advisors, should be implemented.” (Slide 2; Executive Summary)

This statement also implies that a breach of fiduciary duty has occurred. As Aquila has previously disclosed (including in Soliciting Material filed by Aquila with the SEC on March 6, 2007 (Q. 1 & 2)), the proposed Merger was the result of a several strategic reviews conducted by Aquila over the past few years. As part of these reviews, Aquila considered a variety of strategic alternatives, including the possibility of selling its gas utilities as an alternative to pursuing a sale of the company.

In Aquila’s March 6, 2007 Q & A (the “Q&A”)(in particular Questions 1-9), Aquila describes a process focused on the “sale of the company,” or described as the “sale process.” Based on Aquila’s disclosure, including the nature of all of the indicative bids, which related to buying the company in one piece, it appears that, particularly from May 2006, that Aquila and its advisors focused on selling the company as a whole as opposed to considering a range of transactional alternatives. Pirate did not read Aquila’s March 6, 2007 Q & A, nor does it believe that the Q & A can be fairly read, to state that Aquila’s consideration of a variety of strategic alternatives over the past few years was part of Aquila’s current efforts to sell itself.

Ultimately, the final accepted bid did involve a sale of assets, not just a sale to one buyer, but it was Great Plains’ advisor that brought Black Hills to the transaction as an asset purchaser late in the process, not Aquila’s advisors. Pirate believes that Aquila stockholders would have been better served if Aquila and its advisors had looked to separate sales of assets rather than the sale of the company as a whole. Pirate’s statements are, and were intended to be, a criticism of Aquila’s business approach to the transaction and were neither intended to imply nor do they assert any breach of fiduciary duty.

(c) “After October 2006 when it became clear that the process was extended and only two parties remained, Aquila and its advisors should have revisited with each of the original potential bidders who dropped out earlier due to other priorities.” (Slide 3; Review of GXP Transaction)

Mr. Nicholas P. Panos
June 1, 2007

As noted in Aquila’s March 6, 2007 filing with the SEC (Q.10), Aquila signed an exclusivity agreement with Great Plains on December 8, 2006. In addition, please confirm that Pirate will refrain from creating the implication that Aquila had an unmet legal obligation with respect to revisiting each of the original bidders in future communications.

Assuming that Aquila executed an exclusivity agreement on December 8th, Aquila had from at least October 2006 to December 8, 2006 to revisit the original bidders. Aquila’s disclosure in Q. 10 does not state that it entered into an exclusivity agreement with Great Plains on December 8th. Rather, it states that Aquila’s board authorized exclusive negotiations with Great Plains on that date. Pirate’s review of public filings did not locate any exclusivity agreement or any description of such an agreement or any description of its duration or other terms and conditions.

As indicated in the introductory portion of Pirate’s slide presentation, the presentation was an assessment of the Merger and the process which led to it from Pirate’s perspective as an investor. It was not intended as, and Pirate did not view it as, a commentary on Aquila’s legal obligations. Pirate nevertheless confirms that it will not assert that Aquila had an unmet legal obligation with respect to revisiting each of the original bidders in future communications.

(d) “Even more disturbing was the disclosure by [Aquila] management that parties who previously stated conflicting priorities never acted on any of those strategic initiatives.” (Slide 3; Review of GXP Transaction)

Pirate will not repeat this statement in future communications.

(e) “When considering [Great Plains’] price targets from Goldman Sachs and Lehman Brothers, we value Merger Consideration at $4.10 per share. Based on [Great Plains’] 20-trading day average closing price, the present value is $4.24.” (Slide 4; Review of GXP Transaction); Selected Multiple Range -13x - 15x.” (Slide 17; Aquila Value Creation)

The inclusion of valuations in proxy materials is only appropriate and consonant with Rule 14a-9 when made in good faith and on a reasonable basis. Discussion of asset valuations should therefore be accompanied by disclosure which facilitates security holders’ understanding of the basis for and limitations on the projected realizable values. Advise the Staff, with a view toward disclosure, exactly how Pirate determined the value of the merger consideration and the present value. In addition, advise the Staff what consideration, if any, Pirate gave to adhering to the disclosure standards enunciated in Exchange Act Release No. 16833 (May 23, 1980).

Mr. Nicholas P. Panos
June 1, 2007

Pirate determined the valuations in the manner described in this and the next two paragraphs. In Slide 4 of the table (and as described in the related footnotes), the present value as set forth in the first bullet point is calculated in two ways - (i) based on the price targets for Great Plains shares published by Goldman Sachs and Lehman Brothers, and (ii) based on the 20-trading day average closing price for Great Plains shares. In the first instance, the price target ($30.50) is the average of the Goldman and Lehman price targets, as explained in footnote (a). The present value of the averaged price target is then subjected to a 10% discount rate based on an early 2008 closing date (resulting in a present value of $28.39), as explained in footnote (b). The present value is then multiplied by the merger exchange ratio of 0.0856, as shown in the table, for a present value of the stock portion of the consideration of $2.43. The present value of the cash component ($1.67) is then added to the present value of the stock portion ($2.43), for a present value of merger consideration equal to $4.10, as shown in the table.

In the second instance, the starting point is the 20-trading day average closing price of $31.63, as clearly stated in footnote (c). Then the present value of the Great Plains dividend ($1.57) is subtracted, as explained in footnote (b). That result, $30.06, is then multiplied by the merger exchange ratio of 0.0856, as shown in the table, for a present value of the stock portion of the consideration of $2.57. The present value of the cash component ($1.67) is then added to the present value of the stock portion ($2.57), for a present value of merger consideration equal to $4.24, as shown in the table.

Unlike the analysis on Slide 4, which calculated the present value of the merger consideration to be paid by Great Plains, the Selected Multiple Range -13x -15x on Slide 17 is used to calculate the present value of the equity value per share of Aquila. The calculation is straightforward, as indicated in the table. The 2012 estimated earnings per share (EPS) of $0.51 (see Slide 25) are multiplied by the low and high of the selected multiple range of 13x and 15x, resulting in a preliminary equity value per share range of $6.60 to $7.61. Taking into account net operating losses and a discount rate of 9.0%, as explained in footnotes (b), (c), (d) and (e), the range of the implied equity value per share present value is calculated as $4.66 to $5.28.

Pirate believes that its statements are in accord with the guidance of Exchange Act Release No. 16833. The slides include disclosures regarding the basis for the calculations, refer to the sources of information and are qualified by the introductory statements in Pirate’s presentation.

(f) Pirate’s analyses of Aquila Current Value appears to contain factual errors. (Slides 8, 9 & 15 Aquila Current Value; Appendices A & C)

Mr. Nicholas P. Panos
June 1, 2007

In its analyses of Aquila’s stand-alone value, Pirate seems to use Aquila’s estimates of 2009 EBITDA but fails to take into account that achieving this EBITDA growth would require additional capital investments of $441 million in excess of anticipated depreciation. These capital investments would require the incurrence by Aquila of an additional $220 million of debt using an assumed 50% debt and 50% equity capital structure. Pirate then appears to subtract the net debt numbers for Aquila at December 31, 2006 (which do not reflect this additional debt) from an enterprise value it calculates for Aquila based on EBITDA estimates that require for their achievement the making of material additional capital investment and the incurrence of material additional debt.

In Pirate’s analyses, the net debt and other non-operating assets amount is also incorrect because the amount of proceeds of Aquila’s Kansas electric sale available for debt retirement is apparently overstated by $39.3 million. Please be advised that if Pirate corrects its analyses for these errors, the range of equity values per Aquila share that would be derived under Pirate’s “Comparable Company Peer Analyses” (Slide 9 and Appendix B) may change. The range of equity values per Aquila share that would be derived under Pirate’s “Precedent Transaction Analysis” (Slide 10) may also change.

Pirate’s analyses is based on factual information disclosed by Aquila. Pirate does not believe that its analyses contain factual errors. As referenced in footnote (b) to Slides 8 and 9 and in footnote (a) in Slide 15, the EBITDA multiple in question is one that Aquila published in its March 7, 2007 filing of supplemental proxy information. Pirate merely adopted Aquila’s calculation. By citing Aquila’s March 7, 2007 supplemental material, Pirate references the source material that provides the basis for the calculation. Please see Exhibit 1 hereto, which attaches the calculation published by Aquila in its supplemental material. Among other things, Exhibit 1 shows that Aquila’s 2009 EBITDA estimates assume $441 million of additional capital investments.

With respect to the Kansas electric properties, Pirate’s statement was based on Aquila’s press release of April 2, 2007, which, to Pirate’s knowledge, stated for the first time that the total proceeds generated by the sale of the Kansas electric properties was $292 million. There was no reference in Aquila’s disclosure to any retained liabilities related to such proceeds. Aquila had previously disclosed in its Form 10-K for the period ended December 31, 2006 (filed on March 1, 2007) that Aquila intended to use the $249.7 million of proceeds from the sale to retire debt. Accordingly, Pirate considered Aquila’s disclosure of the $292 million proceeds generated from the sale and its prior statements regarding the use of such proceeds in arriving at Aquila’s net debt and other non-operating assets. Pirate is not aware of any public statement by Aquila or otherwise that, as of April 4, 2007, would give it a basis for concluding that the net debt and other non-operating assets in its presentation were overstated by $39.3 million.

Mr. Nicholas P. Panos
June 1, 2007

(g) Chart titled “Long-Term EPS Growth” “comparing” a 28% growth rate for Aquila with long-term growth rates for other companies. (Slide 12; Alternative Shareholder Value Enhancement Strategy)

This chart appears to label as long-term what is a short-term growth rate for Aquila (which results from significant investment by Aquila occurring in a short time frame) and compares that rate to long-term growth rates for other companies.

The period used for the growth rates, from 2008-2012, which is long term, is the same for Aquila and the other companies in the table. Accordingly, the long term growth rates of the companies are being compared over the same period. Nonetheless, as a result of the Staff’s comment, in future filings Pirate will rename the chart “2008-2012 EPS Growth”.

(h) “As a pure play electric play, we should expect [Aquila] to pick up (at least) a 0.5 multiple on 2008 EBITDA….” (Slide 12; Alternative Shareholder Value Enhancement Strategy)

This statement, in effect, predicts the future market value and results in the application of Note (a) to Rule 14a-9.

Pirate did not intend to predict Aquila’s future market value, but instead noted that electric companies tend to trade at higher multiples of EBITDA than dual electric and gas utilities. This is supported by data on Slide Appendix B - Comparable Companies Analysis, which shows higher multiples for electric utilities versus electric and gas utilities.

4. Pirate’s April 16, 2007 press release “recommends” that Aquila “accept only the transaction with Black Hills Corporation.” This “recommendation” suggests that Aquila has the ability to effect the Asset Sale to Black Hills without completing the Merger. As Aquila has stated publicly, and as is evident under the publicly-available agreements entered into with Great Plains and Black Hills, the Asset Sale and the Merger are cross-conditioned upon one another. If the Merger is terminated because Aquila security holders fail to approve the Merger (or for any other reason), neither Aquila nor Black Hills will have any right or obligation to proceed with the Asset Sale. Even if a transaction similar to the Asset Sale could be arranged with Black Hills or another purchaser in the absence of the Merger, the reduced scale of the resulting Aquila entity would lead to unsupportable stranded costs. Please correct the record in the next publicly filed communication.

Pirate is aware of the technical aspects of the transaction agreements, including the cross conditions. Pirate is in favor of a transaction such as the sale of assets to Black Hills (the “Asset Sale”) or another buyer. While there would be no right or obligation to proceed only with the Asset Sale if the Aquila security holders fail to approve the Merger, there would be nothing to prevent Aquila and Black Hills from entering into the Asset Sale recommended by Pirate. Nonetheless, Pirate confirms that in future communications it will not describe hypothetical alternative transactions unless it describes more fully the steps that Aquila would likely have to take to terminate the Merger.

Mr. Nicholas P. Panos
June 1, 2007

With respect to stranded costs, Pirate is not aware of any financial data released by Aquila that details the notion of “unsupportable stranded costs” (although Pirate notes in Question 2 of the Q&A, Aquila’s discussion of its operating structure and loose description of the impact of its overhead costs in the event of a hypothetical sale of segments of its business). Pirate notes that Aquila sold significant assets in the periods immediately prior to agreeing to the Merger, and apparently was able to eliminate most of the stranded costs associated with such asset sales.

Should you wish to discuss the contents of this letter at any time, please do not hesitate to contact the undersigned at (212)335-4560.

Very truly yours,

/s/ Theodore Altman, Esq.

Theodore Altman, Esq.

cc:	Christopher Kelly, Esq.
B. Seth Bryant, Esq.

EXHIBIT 1

Slide 10 from Aquila’s Supplemental Proxy Material Filing of March 7, 2007

Aquila EBITDA and CapEx Stand Alone Profile

In millions

#	EBITDA	2007	2008	2009	2010	2011	2012
1	Prior Year	*See EBITDA Guidance*		$ 288	$ 345	$ 366	$ 402
2	Utility Rate Case Revenues (1)			45	23	44	13
3	AFUDC and Other Utility Income			5	(4)	(14)	1
4	Growth, Inflation, Other			7	2	6	9
5	Budget			$ 345	$ 366	$ 402	$ 425
6							
7	**Capital Expenditures (2)**	**2007**	**2008**	**2009**	**2010**	**2011**	**2012**
8	Transmission	$ 17	$ 30	$ 16	$ 5	$ 6	$ 6
9	Environmental	49	73	13	5	-	-
10	Iatan 2	81	112	68	31	-	-
11	Baseline	152	165	152	166	173	179
12	Capital Expenditures Budget	$ 299	$ 380	$ 249	$ 207	$ 179	$ 185
13	Depreciation Expense Budget	118	120	128	131	133	130
14	CapEx Over Depreciation Exp	$ 181	$ 260	$ 121	$ 76	$ 46	$ 55
15							
16	*Cumulative CapEx over DepExp*	*$ 181*	*$ 441*	*$ 562*	*$ 638*	*$ 684*	*$ 739*

(1) Includes Environmental, Iatan 2, and Other

(2) Based on budget (includes AFUDC)

Aquila

ANNEX 1

FILING PERSON STATEMENT

June 1, 2007

Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Aquila , Inc.

Additional Soliciting Material pursuant to Rule 14a-12 of Regulation 14A Filed on February 9, 12, April 4, 5, 9, 16, 19 and 23, 2007 (the “Additional Soliciting Material”) by Pirate Capital LLC, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Thomas R. Hudson Jr.

File No.: 001-03562

Dear Mr. Panos,

Pirate Capital LLC, Jolly Roger Fund LP, Jolly Roger Offshore Fund LTD, Jolly Roger Activist Portfolio Company LTD and Thomas R. Hudson Jr. (together, the “filing persons”) hereby provide the following statement with respect to the above-referenced filing:

▪  The filing persons are responsible for the adequacy and accuracy of the disclosure in the proxy solicitation filings;

▪  staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

▪  The filing persons may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.

PIRATE CAPITAL LLC

By:	/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Managing Member

JOLLY ROGER FUND LP By Pirate Capital LLC Its Investment Manager

By:	/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Managing Member

JOLLY ROGER OFFSHORE FUND LTD By Pirate Capital LLC Its Investment Manager

By:	/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Managing Member

JOLLY ROGER ACTIVIST PORTFOLIO COMPANY LTD By Pirate Capital LLC Its Investment Manager

By:	/s/ Thomas R. Hudson Jr.
Thomas R. Hudson Jr.
Managing Member